Exhibit 99.1

Yalla Group Limited Announces Unaudited Second Quarter 2022 Financial Results

DUBAI, UAE, August 8, 2022 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial and Operating Highlights

•
Revenues were US$76.1 million in the second quarter of 2022, representing an increase of 14.2% from the second quarter of 2021.
o
Revenues generated from chatting services in the second quarter of 2022 were US$52.7 million.
o
Revenues generated from games services in the second quarter of 2022 were US$23.3 million.
•
Net income was US$20.4 million in the second quarter of 2022, compared with net income of US$18.4 million in the second quarter of 2021. Net margin1 was 26.7% in the second quarter of 2022.
•
Non-GAAP net income2 was US$28.6 million in the second quarter of 2022, compared with non-GAAP net income of US$32.1 million in the second quarter of 2021. Non-GAAP net margin3 was 37.6% in the second quarter of 2022.
•
Average MAUs4 increased by 35.6% to 29.9 million in the second quarter of 2022 from 22.1 million in the second quarter of 2021.
•
The number of paying users5 on our platform increased by 65.3% to 10.6 million in the second quarter of 2022 from 6.4 million in the second quarter of 2021.

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla and Yalla Ludo have been our main mobile applications since the beginning of the periods presented herein, and Yalla Parchis has been a main mobile application of our company since the third quarter of 2021.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Key Operating Data	For the three months ended
	June 30, 2021	June 30, 2022

Average MAUs (in thousands)	22,060	29,920

Paying users (in thousands)	6,405	10,585

“We are pleased to have achieved another solid quarter with total revenues of US$76.1 million, exceeding the top end of our guidance by 8.7% and marking another quarterly revenue record for Yalla Group despite the Ramadan holiday,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “Such strong quarterly results demonstrate our operational success in refining processes, enhancing the gamification of our flagship applications and optimizing user acquisition. These actions have holistically elevated our user experience, further boosting user engagement on Yalla and Yalla Ludo as well as users’ willingness to pay on our platforms, evidenced by an increase in our group’s paying users to 10.6 million, up 65.3% year-over-year. This quarter we continued to roll out iterations for our IM product YallaChat, adding unique and innovative features catering to local users’ demands, while working to deepen synergies among our products and services to build our users’ stickiness and brand loyalty. Our casual games portfolio, including Yalla Parchis, 101 Okey Yalla and Yalla Baloot, also performed well, with user retention and average time spent per day steadily increasing, thanks to our new VIP subscription and battle pass launched during the quarter.

“We recently celebrated the 6th anniversary of Yalla, our group’s first product and a pioneering application designed to mirror, preserve and nurture MENA’s unique social traditions in the digital era. Over the ensuing half decade, we have deepened our commitment to MENA, its people and its culture, conceiving new products to meet MENA users’ evolving needs and propelling digitalization throughout the region. Meanwhile, we have emerged as a tech industry leader, elevating MENA’s role in driving innovation and progress worldwide. Our contributions to MENA and the broader industry are strongly aligned with our core values of “Multicultural Understanding,” “User First,” “Simple,” and “Target” – values that will remain at the heart of everything we do as we strive to realize our vision of building the most popular destination for online social networking and entertainment activities in MENA,” Mr. Yang concluded.

“We delivered a strong financial performance in the second quarter, with group revenues reaching a record US$76.1 million, up 14.2% year-over-year, despite the soft macro environment,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “With our operational refinements, our group’s paying users grew robustly, driving our paying ratio to 35.4%. While we continued to invest in initiatives to expand our Yalla ecosystem, with a disciplined approach to managing expenses and an ROI-based sales and marketing strategy, we also maintained our healthy profitability level with a GAAP net margin of 26.7% and excluding share-based compensation, a non-GAAP net margin of 37.6%. Going forward, we will continue with our efforts to expand our user base, improve operational efficiency, and optimize our resource allocation for quality investment, to drive long-term growth while delivering sustainable returns to our partners.”

Second Quarter 2022 Financial Results

Revenues

Our revenues were US$76.1 million in the second quarter of 2022, a 14.2% increase from US$66.6 million in the second quarter of 2021. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability. Our average MAUs increased by 35.6%, from 22.1 million in the second quarter of 2021 to 29.9 million in the second quarter of 2022. Another primary contributor to our solid revenue growth was the significant rise in the number of paying users, which increased from 6.4 million in the second quarter of 2021 to 10.6 million in the second quarter of 2022.

In the second quarter of 2022, our revenues generated from chatting services were US$52.7 million, and revenues from games services were US$23.3 million.

Costs and expenses

Our total costs and expenses were US$55.2 million in the second quarter of 2022, compared with US$47.8 million in the second quarter of 2021.

Our cost of revenues was US$29.3 million in the second quarter of 2022, a 23.0% increase from US$23.8 million in the same period last year, primarily due to an increase in technical service fees resulting from the expansion of our product portfolio and an increase in salaries and benefits resulting from the expansion of the operation and maintenance team. Cost of revenues as a percentage of our total revenues increased from 35.7% in the second quarter of 2021 to 38.5% in the second quarter of 2022.

Our selling and marketing expenses were US$11.2 million in the second quarter of 2022, a 14.8% increase from US$9.8 million in the same period last year, primarily due to higher advertising and market promotion expenses driven by our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues were 14.7% in the second quarter of 2022, increasing slightly from 14.6% in the second quarter of 2021. The ratio declined from 17.3% in the first quarter of 2022, driven by our more disciplined advertising and promotion approach.

Our general and administrative expenses were US$6.9 million in the second quarter of 2022, a 37.4% decrease from US$11.1 million in the same period last year, primarily due to lower share-based compensation expenses recognized during the second quarter of 2022. General and administrative expenses as a percentage of our total revenues decreased from 16.7% in the second quarter of 2021 to 9.1% in the second quarter of 2022.

Our technology and product development expenses were US$7.7 million in the second quarter of 2022, a 144.0% increase from US$3.2 million in the same period last year, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased from 4.8% in the second quarter of 2021 to 10.2% in the second quarter of 2022.

Operating income

Operating income was US$20.9 million in the second quarter of 2022, compared with operating income of US$18.8 million in the second quarter of 2021.

Non-GAAP operating income6

Non-GAAP operating income (which excluded share-based compensation expenses) in the second quarter of 2022 was US$29.2 million, compared with non-GAAP operating income of US$32.5 million in the same period last year.

Income tax expense

Our income tax expense was US$0.78 million in the second quarter of 2022, compared with US$0.38 million in the second quarter of 2021.

Net income

As a result of the foregoing, our net income was US$20.4 million in the second quarter of 2022, compared with a net income of US$18.4 million in the second quarter of 2021.

Non-GAAP net income

Non-GAAP net income (which excluded share-based compensation expenses) in the second quarter of 2022 was US$28.6 million, compared with non-GAAP net income of US$32.1 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.14 and US$0.12 respectively in the second quarter of 2022, while basic and diluted earnings per ordinary share were US$0.12 and US$0.10 respectively in the same period of 2021.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.19 and US$0.16 respectively in the second quarter of 2022, compared with US$0.22 and US$0.18 respectively in the same period of 2021.

Cash and cash equivalents

As of June 30, 2022, we had cash and cash equivalents of US$384.9 million, compared with cash and cash equivalents of US$367.5 million as of March 31, 2022.

Share repurchase program

Pursuant to the share repurchase program announced on May 21, 2021, with an extended expiration date of May 21, 2023, the Company has repurchased 1,903,205 American depositary shares (“ADSs”) as of June 30, 2022, representing 1,903,205 Class A ordinary shares from the open market with cash for an aggregate amount of approximately US$25.4 million. The aggregate value of ADSs and/or Class A ordinary shares that may yet be purchased under the share repurchase program was US$124.6 million as of June 30, 2022.

Outlook

For the third quarter of 2022, the management of the Company currently expects revenues to be between US$70.0 million and US$75.0 million.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP earnings per ordinary share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Conference Call

The Company’s management will host an earnings conference call on Monday, August 8, 2022, at 8:00 P.M. U.S. Eastern Time, Tuesday, August 9, 2022, at 4:00 A.M. Dubai Time, or Tuesday, August 9, 2022, at 8:00 A.M. Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	3596789

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yallagroup.com.

A replay of the conference call will be accessible until August 15, 2022, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	6958460

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of GAAP and non-GAAP results is set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company has expanded its content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and entertainment needs. The ecosystem includes YallaChat, an IM product tailored for Arabic users; Waha, a social networking product designed for the metaverse; and games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in the region. Yalla is also actively exploring outside of MENA, having launched Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with its users. In addition, through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core game distribution in the MENA region, leveraging its local expertise to bring exciting new content to its users.

For more information, please visit: https://ir.yallagroup.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2021	June 30, 2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	351,485,602	384,907,311
Short-term investments	2,906,344	10,717,553
Prepayments and other current assets	21,957,230	30,944,219
Total current assets	376,349,176	426,569,083
Non-current assets
Property and equipment, net	1,832,952	2,441,865
Operating lease right-of-use assets	857,474	1,552,952
Long-term investments	1,768,455	2,435,003
Other assets	—	8,475,720
Total non-current assets	4,458,881	14,905,540
Total assets	380,808,057	441,474,623

LIABILITIES
Current liabilities
Accounts payable	4,392,330	4,073,353
Deferred revenue	24,971,203	31,220,516
Operating lease liabilities, current	472,734	761,811
Accrued expenses and other current liabilities	14,896,134	14,124,095
Total current liabilities	44,732,401	50,179,775
Non-current liabilities
Operating lease liabilities, non-current	195,596	580,474
Amounts due to a related party	—	740,784
Total non-current liabilities	195,596	1,321,258
Total liabilities	44,927,997	51,501,033

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	12,484	12,790
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	265,647,268	282,917,483
Treasury stock	(25,419,808)	(25,419,808)
Accumulated other comprehensive income (loss)	520,010	(708,704)
Retained earnings	95,123,951	133,490,271
Total shareholders’ equity of Yalla Group Limited	335,886,378	390,294,505
Non-controlling interests	(6,318)	(320,915)
Total equity	335,880,060	389,973,590
Total liabilities and equity	380,808,057	441,474,623

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
Revenues	66,620,081	72,337,282	76,090,799	134,269,175	148,428,081
Costs and expenses
Cost of revenues	(23,801,291)	(27,527,990)	(29,272,347)	(47,801,763)	(56,800,337)
Selling and marketing expenses	(9,759,209)	(12,526,461)	(11,208,074)	(18,118,613)	(23,734,535)
General and administrative expenses	(11,097,857)	(8,027,870)	(6,945,989)	(22,811,596)	(14,973,859)
Technology and product development expenses	(3,167,186)	(5,984,568)	(7,726,715)	(6,509,745)	(13,711,283)
Total costs and expenses	(47,825,543)	(54,066,889)	(55,153,125)	(95,241,717)	(109,220,014)
Operating income	18,794,538	18,270,393	20,937,674	39,027,458	39,208,067
Interest income	27,622	51,119	176,432	36,467	227,551
Government grants	—	158,685	1,847	13,809	160,532
Investment income (loss)	(61,109)	(168,445)	17,674	(58,947)	(150,771)
Income before income taxes	18,761,051	18,311,752	21,133,627	39,018,787	39,445,379
Income tax expense	(379,810)	(613,445)	(780,211)	(807,782)	(1,393,656)
Net income	18,381,241	17,698,307	20,353,416	38,211,005	38,051,723
Net loss attributable to non-controlling interests	—	78,164	236,433	—	314,597
Net income attributable to Yalla Group Limited’s shareholders	18,381,241	17,776,471	20,589,849	38,211,005	38,366,320

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS (CONTINUED)

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
Earnings per ordinary share
——Basic	0.12	0.12	0.14	0.26	0.25
——Diluted	0.10	0.10	0.12	0.21	0.22
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	148,250,483	150,157,560	151,384,789	147,784,840	150,771,175
——Diluted	182,412,439	176,548,571	175,146,529	181,228,782	175,847,551

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
Cost of revenues	1,692,114	1,444,320	1,404,341	3,401,688	2,848,661
Selling and marketing expenses	3,228,042	1,846,594	1,850,318	6,456,084	3,696,912
General and administrative expenses	8,703,238	4,662,669	4,663,550	17,407,104	9,326,219
Technology and product development expenses	131,784	311,442	357,487	265,615	668,929

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	US$	US$	US$	US$	US$
Operating income	18,794,538	18,270,393	20,937,674	39,027,458	39,208,067
Share-based compensation expenses	13,755,178	8,265,025	8,275,696	27,530,491	16,540,721
Non-GAAP operating income	32,549,716	26,535,418	29,213,370	66,557,949	55,748,788

Net income	18,381,241	17,698,307	20,353,416	38,211,005	38,051,723
Share-based compensation expenses	13,755,178	8,265,025	8,275,696	27,530,491	16,540,721
Non-GAAP net income	32,136,419	25,963,332	28,629,112	65,741,496	54,592,444

Net income attributable to Yalla Group Limited’s shareholders	18,381,241	17,776,471	20,589,849	38,211,005	38,366,320
Share-based compensation expenses	13,755,178	8,265,025	8,275,696	27,530,491	16,540,721
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	32,136,419	26,041,496	28,865,545	65,741,496	54,907,041

Non-GAAP earnings per ordinary share
——Basic	0.22	0.17	0.19	0.44	0.36
——Diluted	0.18	0.15	0.16	0.36	0.31
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	148,250,483	150,157,560	151,384,789	147,784,840	150,771,175
——Diluted	182,412,439	176,548,571	175,146,529	181,228,782	175,847,551